Exhibit 4.5  Harry A. Moore Trust Agreement

                           URANIUM ENERGY CORPORATION



09/16105

Mr. T. H. Ward, Jr.
Harry A. Moore Trust 1924
NW 157th St
Edmond, OK 73013-1428

RE: Option to Acquire Drill Data currently owned by the Harry A. Moore Trust

Dear Mr. Ward:

I received the executed Option Agreement in Friday evening's mail (9/16/05) and am, by return mail, enclosing a check in the amount of five thousand ($5,000.00) dollars as the initial payment required by the Option Agreement.

Additionally, As per our phone conversation of September 13, 2005, It is mutually agreed, that as no Production Royalties are possible on prospects (leases) covered by drill data owned by the Trust, and subject to the above referenced executed Option Agreement between the Harry A. Moore Trust and Uranium Energy Corp., that upon final execution of the Option Agreement, Uranium Energy Corp. will issue fifty thousand (50,000) sharers of Uranium Energy Corp. stock to the Harry A. Moore Trust as additional compensation.

I will contact you in the next few days to make arrangements to review the data. The due diligence period set forth in the Option Agreement is for a period of sixty days (60) from the execution date (9/13/05).

Thank you for your kind assistance in completing the Option Agreement. I look forward to meeting you and reviewing the Trust's drill information.

Sincerely,

/s/ Randall R. Reneau
---------------------
Randall R. Reneau
Chief Geologist/Director


(Fax CC: Amir Adnani, CEO)


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